
May 17, 2017

Mail Stop 4631

<u>Via E-Mail</u>
Ms. Laura W. Doerre
Executive Vice President, General Counsel
JELD-WEN Holding, Inc.
440 S. Church Street, Suite 400
Charlotte, NC 28202

    Re: JELD-WEN Holding, Inc.
            Registration Statement on Form S-1
            Filed May 15, 2017
            File No. 333-217994

Dear Ms. Doerre:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3765 with any questions.

                             Sincerely,

                             /s/ Pamela A. Long

                             Pamela A. Long
                             Assistant Director
                             Office of Manufacturing and
                             Construction

cc: Mark Hayek
        Fried, Frank, Harris, Shriver & Jacobson LLP